SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of April 2012

Commission File Number 1-13758

PORTUGAL TELECOM, SGPS, S.A.

(Exact name of registrant as specified in its charter)

Av. Fontes Pereira de Melo, 40
1069 - 300 Lisboa, Portugal

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F       ☒       Form 40-F      ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes       ☐         No       ☒

Release  |  Lisbon  |  5 April 2012

Conclusion of Oi’s corporate simplification

Portugal Telecom S.G.P.S., SA (“PT”) announces that Oi’s corporate simplification was successfully concluded having integrated the corporate structure constituted by Tele Norte Leste Participações S.A. (“TNE”), Telemar Norte Leste S.A. (“TMAR”) and Brasil Telecom S.A. (“BRT”) in BRT, which was renamed Oi S.A. (“Oi”). The new company has only two share classes (common shares, ON, and preferred shares, PN). The new shares will be traded in the Brazilian Stock Exchange (“Bovespa”) and in the New York Stock Exchange (“NYSE”), through the ADR programme, as from 9 April 2012.

PT’s total economic position in Oi, direct and indirect, is 23.26%. PT holds a direct stake in Oi of 15.55%.

The total consideration spent by Oi in connection with the withdrawal rights at TNE, share class TNLP3, and at TMAR, share classes TMAR3, TMAR5 and TMAR6, amounted to R$ 2.0 billion.

For further information please refer to Oi’s press released attached hereto. Additional information is available at the Oi’s investor relations website: www.oi.com.br/ri.

Portugal Telecom, SGPS, SA	Public company	Portugal Telecom is listed on the	Nuno Vieira
Avenida Fontes Pereira de Melo, 40	Share capital Euro 26,895,375	Euronext and New York Stock	Investor Relations Director
1069-300 Lisbon	Registered in the Commercial	Exchange. Information may be	nuno.t.vieira@telecom.pt
Portugal	Registry Office of Lisbon	accessed on the Reuters under the	Tel.: +351 21 500 1701
	and Corporation no. 503 215 058	symbols PTC.LS and PT and on	Fax: +351 21 500 0800
Bloomberg under the symbol PTC PL.

www.telecom.pt

Oi S.A.	TELEMAR NORTE LESTE S.A.
Corporate Taxpayers’ Registry (CNPJ/MF)	Corporate Taxpayers’ Registry (CNPJ/MF)
No. 76.535.764/0001-43	No. 33.000.118/0001-79
Board of Trade (NIRE) No. 33.3.0029520-8	Board of Trade (NIRE) No. 33.3.0015258-0
Publicly-Held Company	Publicly-Held Company

MATERIAL FACT

Oi S.A. (“Oi”) and Telemar Norte Leste S.A. (“Telemar”) inform their shareholders and the market in general as follows:

Exercise of TNL and Telemar Withdrawal Rights. On this date, the calculation of the shares withdrawn as a result of the exercise of the withdrawal rights of the shareholders of Tele Norte Leste Participações S.A. (“TNL”) and Telemar, in connection with the resolutions approved in the extraordinary general shareholders’ meetings held on February 27, 2012 relating to the corporate reorganization (“Corporate Reorganization”) was concluded.

The results are presented in the table below:

		Reimbursement
		Amount (per		Total Amount
Class	Quantity	share)		Disbursed (R$)
TNLP3	20,446,097	R$	28.93	591,505,586.21
TMAR3	1,020,215			75,893,793.85
TMAR5	17,856,585	R$	74.39	1,328,351,358.15
TMAR6	47,714			3,549,444.46
Total	39,370,611	—		1,999,300,182.67

The reimbursement amount will be paid to dissenting shareholders on April 9, 2012, the same date as the payment of the redemption amount for the redeemable shares of Oi.

The withdrawn shares of TNL and Telemar will be exchanged for OIBR3 and OIBR4 shares, in accordance with the exchange ratios approved on February 27, 2012, and will be held, for the moment, as Oi treasury shares.

Trading of Oi Shares. As disclosed in the Notice to the Market on March 29, 2012, beginning on April 9, 2012, only the following shares will be traded: (i) common and preferred shares of Oi, under the symbols OIBR3 and OIBR4 under the trading name “Oi,” on the São Paulo Stock Exchange (BM&FBOVESPA S.A. — Bolsa de Valores, Mercadorias e Futuros); and (ii) American Depositary Shares (ADSs) representing shares of Oi, under the symbols OIBR and OIBR.C., on the New York Stock Exchange.

Rio de Janeiro, April 5, 2012.

Alex Waldemar Zornig

Investor Relations Officer

Oi S.A.

Telemar Norte Leste S.A.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 5, 2012

PORTUGAL TELECOM, SGPS, S.A.

By:	/s/ Nuno Vieira
Nuno Vieira
Investor Relations Director

FORWARD-LOOKING STATEMENTS

This document may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management’s current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words “anticipates”, “believes”, “estimates”, “expects”, “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.